Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Score Media and Gaming Inc. (the “Company”)
500 King Street West, Fourth Floor
Toronto, Ontario
M5V 1L9

ITEM 2	Date of Material Change

August 4, 2021

ITEM 3	News Release

A press release was issued and disseminated through the facilities of recognized newswire services on August 5, 2021 and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

ITEM 4	Summary of Material Change

On August 4, 2021, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Penn National Gaming, Inc. (“Penn National”) and 1317774 B.C. Ltd. (the “Purchaser”), an indirect wholly owned subsidiary of Penn National, pursuant to which, among other things, the Purchaser has agreed to acquire 100% of the Class A Subordinate Voting Shares in the capital of the Company (“Class A Shares”) and Special Voting Shares in the capital of the Company (“Special Voting Shares” and together with the Class A Shares, “Company Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement Agreement provides that, pursuant to the Arrangement, the Company Shares, other than any Company Shares held by Penn National, the Purchaser or any of their respective subsidiaries, will be acquired in consideration for: (i) US$17.00 in cash; and (ii) 0.2398 shares of common stock of Penn National (“Penn Shares”). Eligible Canadian shareholders of the Company will be able to elect to receive exchangeable shares in a Canadian subsidiary of Penn National (“Exchangeable Shares”, and together with the Penn Shares, “Consideration Shares”), which will be exchangeable into Penn Shares, instead of the Penn Shares to which they would otherwise be entitled.

ITEM 5	Full Description of Material Change

The Arrangement

On August 4, 2021, the Company, Penn National and the Purchaser entered into the Arrangement Agreement. The Arrangement Agreement is being filed with the applicable Canadian securities regulatory authorities on SEDAR and the U.S. Securities and Exchange Commission concurrently with the filing of this material change report. The following is a summary of certain provisions of the Arrangement Agreement, but is not intended to be complete. Please refer to the Arrangement Agreement for the actual terms and conditions thereof. Capitalized terms used but not defined herein have the meanings given in the Arrangement Agreement.

The Arrangement Agreement provides that the Purchaser will acquire, pursuant to the Arrangement, all of the Company Shares, other than Company Shares held by Penn National, the Purchaser or any of their respective Subsidiaries. The Arrangement Agreement also provides that each holder of Company Shares will receive for each Company Share, other than any Company Shares transferred to the Purchaser by shareholders who properly exercise dissent rights under the BCBCA or any Company Shares held by Penn National, the Purchaser or any of their respective Subsidiaries, US$17.00 in cash and 0.2398 Consideration Shares. The Arrangement is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, the Company will become a wholly owned Subsidiary of the Purchaser and holders of the Company Shares (the “Company Shareholders”) will become the holders of approximately 7% of the outstanding Penn Shares.

Conditions to Completion of the Arrangement

To be effective, the Arrangement must be approved by: (i) two-thirds of the votes cast on the special resolution (the “Arrangement Resolution”) considering the Arrangement by Company Shareholders (voting together as a single class) present in Person or represented by proxy at the special meeting of Company Shareholders (the “Company Meeting”) to be called to consider the Arrangement; and (ii) if required by Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting on a separate class basis) present in Person or represented by proxy at the Company Meeting, excluding Company Shares held by Persons described in described in items (a) through (d) of section 8.1(2) of MI 61-101 (collectively, the “Requisite Vote”).

The Arrangement is also subject to certain other conditions, including the approval of the Supreme Court of British Columbia on terms satisfactory to each of the Company and Purchaser, receipt of Investment Canada Act Approval and HSR Approval, the consent of certain gaming authorities, the approval for the listing on the NASDAQ of the Penn Shares issuable pursuant to the Arrangement, or upon the exchange of Exchangeable Shares or the exercise or vesting, as applicable, of certain options and restricted stock unit awards, dissent rights in respect of the Arrangement having not been exercised in respect of more than 7.5% of the outstanding Company Shares, and other customary conditions.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants made by each of the Company, Penn National, and the Purchaser.

Filings, Approvals, Authorizations, Permits and Orders

Subject to the terms of the Arrangement Agreement, Penn National has agreed to take any and all steps to obtain the required regulatory approvals, unless, among other things, the taking of such steps would result in a Burdensome Condition or require Penn National, the Purchaser, the Company or the Company’s Subsidiaries, any of their respective Affiliates or any other person to become subject to any Burdensome Condition. For purposes of the Arrangement Agreement, “Burdensome Condition” means a Company Material Adverse Effect where Company Material Adverse Effect is measured against the pro forma Company and its Subsidiaries combined with Penn National’s interactive division, Penn Interactive (such pro forma combined enterprise, the “Combined Interactive Business”), taking into account (i) the aggregate consideration payable by the Purchaser pursuant to the Arrangement, (ii) the financial support Penn National would reasonably be expected to provide to the Combined Interactive Business after the Closing, (iii) the historical financial support provided to Penn Interactive by Penn National and (iv) Penn National’s business plan for the Combined Interactive Business as of the date of the Arrangement Agreement; provided, however, in no event will Penn National be required to sell, dispose of, hold separate, restrict its freedom of action, place in trust or agree to any similar restrictions or actions with respect to the land-based businesses of Penn National or its Subsidiaries or Penn National’s current or future equity interests in, or other rights related to, Barstool Sports, Inc.

Non-Solicitation

The Company has agreed that none of the Company, its Subsidiaries or any of their Representatives will, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than the Purchaser, Penn National and their respective Representatives) any information in connection therewith; (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal; (iii) fail to enforce or grant any waiver or release under any confidentiality, standstill or similar agreement with respect to any class of securities of the Company or any of its Subsidiaries; or (iv) authorize or commit to do any of the foregoing.

Notice of Acquisition Proposals

The Company will promptly (and in any event within twenty-four (24) hours) notify the Purchaser in the event that the Company, its Subsidiaries or any of its or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by a Person or a group of related Persons. Any such notice must include the identity of the Person or group of Persons making such proposal, request or inquiry and the material terms and conditions thereof (and will include a copy of any written proposal, inquiry or request). The Company has agreed to keep the Purchaser informed on a prompt and current basis (and in any event within twenty-four (24) hours) as to the status and any material developments, modifications, discussions and negotiations concerning the matters referred to in the two preceding sentences that the Company is required to notify the Purchaser in respect of, including the material terms and conditions thereof (and will include a copy of any written modification or other material documentation relating thereto) and, upon the request of the Purchaser, the Company will reasonably inform the Purchaser of the status thereof. The Company has agreed to notify the Purchaser promptly (and in any event within twenty-four (24) hours) upon providing or making available information or engaging in negotiations concerning an Acquisition Proposal from a Person or group of related Persons. The Company and its Representatives will provide confidential information only in compliance with the requirements of the Arrangement Agreement and the Company and its Subsidiaries will not be party to any agreement that prohibits the Company from providing or making available to the Purchaser any information or access provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement or otherwise complying with its non-solicitation covenants under the Arrangement Agreement.

Responding to an Acquisition Proposal

Notwithstanding the Company’s covenants regarding non-solicitation in the Arrangement Agreement or any standstill agreement or similarly restrictive agreement between the Company and any other Person, if at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Vote, (i) the Company receives a bona fide written Acquisition Proposal from a third party not solicited or obtained in violation of the provisions of the Arrangement Agreement, and (ii) the board of directors of the Company (the “Company Board”) determines in good faith (after consultation with outside counsel and financial advisors) that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (y) that the failure to furnish information or enter into discussions or negotiations with such Person would be inconsistent with its fiduciary duties under applicable Law, then, prior to obtaining the Requisite Vote, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that (x) the Company and its Representatives will not disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) the Company will promptly (and in any event within twenty-four (24) hours) provide or make available to the Purchaser any non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, customers, partners and other third parties with whom the Company or its Subsidiaries has a relationship, provided to such other Person which was not previously provided to the Purchaser.

Right to Match

At any time prior to obtaining the Requisite Vote, if (A) the Company receives an Acquisition Proposal which the Company Board concludes in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal and (B) the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may (x) make a Recommendation Withdrawal or (y) terminate the Arrangement Agreement pursuant to the Arrangement Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, the Company shall not so terminate the Arrangement Agreement unless the Company has complied with the non-solicitation covenants of the Arrangement Agreement (other than with respect to any breach that is de minimis) and concurrently with such termination the Company pays to the Purchaser the Termination Fee contemplated by the Arrangement Agreement and substantially concurrently enters into a definitive agreement providing for such Superior Proposal; and provided, further, that the Company Board may not effect a Recommendation Withdrawal or terminate the Arrangement Agreement unless: (i) the Company has complied with the non-solicitation covenants of the Arrangement Agreement (other than with respect to any breach that is de minimis); (ii) the Company has provided prior written notice to the Purchaser, in accordance with the Arrangement Agreement, at least four (4) Business Days in advance (the “Notice Period”) of its intention to effect a Recommendation Withdrawal or terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal; (iii) during the Notice Period (or such shorter period as specified by the Arrangement Agreement), the Company Board and its Representatives have negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any revisions to the terms of the Arrangement Agreement that may, at the Purchaser’s sole discretion, be proposed by the Purchaser in response to such Superior Proposal; and (iv) at the end of the Notice Period (or such shorter period as is specified in the Arrangement Agreement), the Company Board (A) concludes in good faith (after consultation with its outside counsel and financial advisors) taking into account any adjustment or modification of the terms of the Arrangement Agreement proposed by the Purchaser that is capable of acceptance, that the Acquisition Proposal continues to be a Superior Proposal and (B) concludes in good faith (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law. In the event of any material revisions to the Superior Proposal, the Company is required to deliver a new written notice to the Purchaser and to comply with the requirements of the Arrangement Agreement with respect to such new written notice, except that the Notice Period will be reduced to two (2) Business Days.

Termination and Fees

Termination by Either the Company or the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time (a) by the mutual written agreement of the Company and the Purchaser or (b) by either the Company or the Purchaser if: (i) the Effective Time has not occurred on or before 5:00 p.m. (New York City time) on February 4, 2022 (the “End Date”); provided, however, that the party seeking to exercise such termination right will not be entitled to do so if the failure of the Effective Time to occur by such time is the result of, or caused by, the failure of such party (with respect to the Purchaser, including Penn National) to perform or observe any of the covenants or agreements of such party (with respect to the Purchaser, including Penn National) set forth in the Arrangement Agreement; provided, however, that if as of immediately prior to such time, all the conditions to Closing, other than receipt of the Investment Canada Act Approval, the receipt of the Gaming Consents, and the receipt of the HSR Approval, have been satisfied or are capable of being satisfied, the End Date may be extended by either the Purchaser or the Company by written notice to the other party to May 4, 2022, which date will thereafter be deemed to be the End Date, and provided further, however, that if as of immediately prior to such time, all the conditions to Closing, other than those noted above, have been satisfied or are capable of being satisfied, the End Date may be extended by either the Purchaser or the Company by written notice to the other party to August 4, 2022, which date will thereafter be deemed to be the End Date; (ii) if any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law is in effect which prohibits, restrains or renders illegal the consummation of the Arrangement and has become final and non-appealable; provided, however, that the right to terminate the Arrangement Agreement in such circumstance will not be available to any party if their (with respect to the Purchaser, including Penn National’s) breach of any provision of the Arrangement Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or (iii) the Company Meeting, including any adjournment thereof, at which the Arrangement has been voted upon has concluded and the Company Shareholders have failed to approve the Arrangement in accordance with the Interim Order.

Termination by the Company

The Arrangement Agreement may be terminated prior to the Effective Time by the Company: (i) if a breach of any representation, warranty, covenant or agreement on the part of the Purchaser or Penn National set forth in the Arrangement Agreement has occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after giving of written notice thereof by the Company to the Purchaser; provided, however, that the Company is not then in material breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) of the Arrangement Agreement not to be satisfied; or (ii) prior to obtaining the Requisite Vote, in order to substantially concurrently enter into a definitive acquisition agreement providing for a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.4(d) of the Arrangement Agreement, including the payment to the Purchaser of the Termination Fee.

Termination by the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time by the Purchaser if: (i) there has been a Willful and Material Breach (as defined in the Arrangement Agreement) of any of the non-solicitation obligations under the Arrangement Agreement; (ii) a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Arrangement Agreement (other than its non-solicitation obligations under the Arrangement Agreement) has occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) of the Arrangement Agreement not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after the giving of written notice thereof by the Purchaser to the Company; provided, however, that neither the Purchaser or Penn National is then in material breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) of the Arrangement Agreement to be satisfied; or (iii) (A) the Company Board or any committee thereof has effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Company Proxy Statement.

Termination Fee and Expense Reimbursement

In the event that the Arrangement Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) [Superior Proposal] of the Arrangement Agreement or by the Purchaser pursuant to Section 8.1(d)(i) [Willful and Material Breach] of the Arrangement Agreement or Section 8.1(d)(iii) [Recommendation Withdrawal] of the Arrangement Agreement, then the Company will pay US$70,000,000 to or as directed by Penn National.

In the event that (1) the Arrangement Agreement is terminated by the Purchaser or the Company pursuant to (i) Section 8.1(b)(i) [End Date] of the Arrangement Agreement or Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement (or is terminated by the Company pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by the Purchaser pursuant to Section 8.1(b)(i) [End Date] of the Arrangement Agreement or Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement), or (ii) is terminated by the Purchaser pursuant to Section 8.1(d)(ii) [Company Breach] of the Arrangement Agreement (or is terminated by the Company pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by the Purchaser pursuant to Section 8.1(d)(ii) [Company Breach] of the Arrangement Agreement) and, (2) at any time after the date of the Arrangement Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or publicly made known and not publicly withdrawn (or in the case of clause (ii) shall have been communicated or made known to the Board and not withdrawn) and, (3) if within twelve (12) months after such termination, the Company or any of its Subsidiaries consummates an Acquisition Proposal, or enters into a definitive agreement with respect to an Acquisition Proposal which is subsequently consummated (regardless of when such Acquisition Proposal is consummated) then the Company will pay US$70,000,000 to or as directed by Penn National (for purposes of the foregoing clauses (2) and (3), references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

In the event that the Arrangement Agreement is terminated by the Purchaser or the Company pursuant to Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement (or is terminated by the Company pursuant to a different section of Section 8.1 [Termination] of the Arrangement Agreement at a time when the Arrangement Agreement was terminable by the Purchaser pursuant to Section 8.1(b)(iii) [No Shareholder Approval] of the Arrangement Agreement), then the Company will be required to pay US$10,000,000 to or as directed by Penn National in respect of expenses incurred by Penn National, the Purchaser and their respective Affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby.

Subscription by Penn National

If a Subscription Event (i.e., a termination of the Arrangement Agreement in certain circumstances) occurs, Penn National will be required to subscribe for a number of Class A Shares equal to the lesser of (i) such number of Class A Shares such that following such subscription Penn National and its Subsidiaries will beneficially own or exercise control or direction over 9.99% of the then-outstanding equity of the Company and (ii) the quotient of US$200,000,000 divided by the closing sales price of Class A Shares on NASDAQ on the Business Day immediately prior to the closing of such subscription, in either case for US$200,000,000 in aggregate consideration and provided that the per share purchase price will be no less than US$34.00 (equitably adjusted for any split, consolidation, stock dividend, reclassification, recapitalization or exchange of shares, or any similar event related to the issued and outstanding Class A Shares), payable in cash to the Company immediately upon receipt of all required stock exchange and regulatory approvals (which the parties will use their reasonable best efforts to obtain as promptly as possible), and will enter a customary subscription agreement and standstill agreement. For greater certainty, in no event will Penn National be obligated to consummate such subscription for Class A Shares on more than one occasion.

Company Board of Directors Recommendations

After careful consideration, the Company Board has unanimously determined that the Arrangement is in the best interests of the Company and has unanimously recommended that Shareholders vote in favour of the Arrangement Resolution at the Company Meeting.

Greenhill & Co. Canada Ltd. (“Greenhill”) is acting as independent financial advisor to the Company Board, and Morgan Stanley & Co. LLC (“Morgan Stanley”) and Canaccord Genuity Corp. (“Canaccord”, and together with Greenhill and Morgan Stanley, the “Financial Advisors”) are each acting as financial advisor to the Company. Each Financial Advisor has delivered a fairness opinion to the Company Board stating that as of the date thereof and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that each such Financial Advisor considered relevant, the consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders (other than Relay Ventures and the Levy Supporting Shareholders, Penn National, and its affiliates, in the case of the fairness opinion provided by Canaccord, and other than the Levy Supporting Shareholders, Penn National, and its affiliates, in the case of the fairness opinions provided by Greenhill and Morgan Stanley).

Copies of the fairness opinions of the Financial Advisors and other relevant background information will be included in the management information circular of the Company (the “Circular”) which will be filed with the securities regulatory authorities on SEDAR and mailed to Company Shareholders in accordance with applicable securities laws. Until the Circular is sent, Company Shareholders are not required to take any action in respect of the Arrangement.

Voting Support Agreements

John Levy, Benjamin Levy and the entities respectively controlled by them (collectively, the “Levy Supporting Shareholders”) have each entered into a voting support agreement (collectively, the “Levy Voting Agreements”) with Penn National and the Purchaser pursuant to which the Levy Supporting Shareholders have, subject to the terms thereof, irrevocably agreed, among other things, to support the Arrangement and the transactions contemplated thereby, including to vote all of their respective Company Shares in favour of the Arrangement Resolution at the Company Meeting. Under the Levy Voting Agreements, the Levy Supporting Shareholders have also each agreed to restrictions on the ability to transfer the Consideration Shares they will receive under the Arrangement following the Effective Time.

Relay Ventures has entered into a voting support agreement (the “Relay Voting Agreement”) with the Purchaser pursuant to which Relay Ventures has, subject to the terms thereof, irrevocably agreed, among other things, to support the Arrangement and the transactions contemplated thereby, including to vote all of its Company Shares in favour of the Arrangement Resolution at the Company Meeting.

Each director of the Company (other than John Levy and Benjamin Levy who are parties to the Levy Voting Agreements), Alvin Lobo, Joshua Sidsworth and Hecham Ghazal have entered into voting support agreements (collectively, the “D&O Voting Agreements”) with the Purchaser pursuant to which each such person has, subject to the terms thereof, agreed to vote in favour of the Arrangement Resolution at the Company Meeting.

The Levy Voting Agreements, the Relay Voting Agreement the D&O Voting Agreements terminate upon, among other things, termination of the Arrangement Agreement in accordance with its terms.

The Levy Voting Agreements, the Relay Voting Agreement and the form of the D&O Voting Agreement are being filed on SEDAR with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission concurrently with the filing of this material change report. The foregoing is a description of the Levy Voting Agreements, the Relay Voting Agreement and the form of the D&O Voting Agreement. Please refer to the Levy Voting Agreements, the Relay Voting Agreement and the form of the D&O Voting Agreement for the actual terms and conditions thereof.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information contact Alvin Lobo, Chief Financial Officer at (416) 479- 8812 x2206.

ITEM 9	Date of Report

August 10, 2021

Forward-Looking Statements

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated receipt of required shareholder, regulatory, court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Arrangement and the anticipated timing for closing of the Arrangement. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed Arrangement referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above- mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals. Accordingly, there can be no assurance that the proposed Arrangement will occur, or that it will occur on the terms and conditions contemplated in this material change report. The proposed Arrangement could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the Arrangement will be fully realized. In addition, if the Arrangement is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of each party to the completion of the Arrangement could have an impact on such party's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.